SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016

1.	FIRST QUARTER 2016 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") for the three months ended March 31, 2016, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 11, 2016, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12 of this MD&A.

1.FIRST QUARTER 2016 HIGHLIGHTS

▪
Announced the acquisition of Claude Resources: Establishes a high-quality intermediate precious metals producer by combining high-margin precious metals operations with scale and financial strength in attractive mineral belts and political regions.

▪
Decreased cost guidance at Pirquitas: Reduced cash costs guidance to between $9.50 and $11.50 per payable ounce of silver sold after currency devaluation and achieving record low quarterly cash costs of $8.93 per payable ounce of silver sold.

▪
Improved production and cost guidance at Marigold: As previously announced, gold production guidance increased to between 200,000 ounces and 210,000 ounces and cash costs guidance reduced to between $690 to $740 per payable ounce of gold sold due to mine productivity and the addition of three haul trucks.

▪	Achieved lower quarterly unit costs at Marigold: The mine moved total material at $1.45 per tonne.

▪	Increased ore tonnes to leach pads at Marigold: Stacked ore increased to 5.7 million tonnes containing approximately 60,000 recoverable ounces during the quarter and strip ratio declined to 2.0:1.

▪
Increased cash balance: Quarter-end balance increased to $217.6 million, an increase of $5.8 million from year-end 2015 and $42.0 million from the first quarter 2015. Cash from operations totaled $12.7 million. Value of marketable securities increased by $6.6 million to $94.8 million.

▪	Generated adjusted net income: Adjusted net income of $9.0 million, or $0.11 per share.

▪	Advanced the Chinchillas project: Completed drilling program, metallurgical testing and Mineral Resources estimate on schedule for a fourth quarter development decision.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 16 of this MD&A.
Our operating guidance was revised from that provided in our fourth quarter 2015 MD&A Outlook. For the full year 2016, we expect:

Operating Guidance		Marigold mine	Pirquitas mine
Gold Production	oz	200,000 - 210,000	—
Silver Production	Moz	—	8.0 - 10.0
Zinc Production (1)	Mlb	—	0.0 - 5.0
Cash cost per payable ounce sold (2)	$/oz	690 - 740	9.50 - 11.50
Capital Expenditures	$M	32	5
Capitalized Stripping Costs	$M	30	—

(1)
When processing low zinc grade material, the optimum financial result may be to curtail the zinc circuit to maximize payable silver recovery. This is a plant optimization decision that is made on an ongoing basis, leading to a wide range of zinc production guidance.

(2)
We report the non-GAAP financial measure of cash cost per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 12.

Marigold production and capital guidance was revised upward on February 25, 2016, from that announced on January 14, 2016. Upon review of operating performance through 2015, we determined that, with improvements in loading equipment performance, haul truck capacity was limiting total material mined. As a result, Marigold purchased three additional used 300-tonne class haul trucks, one of which replaces a rental unit, taking the haul truck fleet to 21-300 tonne haul trucks. The trucks were in production early in the second quarter of 2016 and are expected to increase the average material mining capacities from approximately 200,000 tonnes per day to 220,000 tonnes per day.

Marigold production is expected to stay strong in 2016 with quarterly and annual variations driven by Mackay pit phase sequencing. Capital expenditures include approximately $7 million for three haul trucks, $6 million for additional leaching capacity as construction has been accelerated due to the increased ore tonnes mined, $16 million for maintenance and capitalized spares for mining equipment, and $3 million for permitting. As expected, 2016 is projected to be a year of higher capitalized stripping as the next phase of the Mackay pit commences.

At the Pirquitas mine, cash cost guidance has been reduced to between $9.50 and $11.50 per payable ounce of silver sold from $10.50 to $12.50 per payable ounce of silver sold. This change is driven by strong cash cost performance in the first quarter combined with a more favourable outlook for operating costs in Argentina principally as a result of the weakening of the Argentine peso.

Annual silver production is expected to decline relative to 2015 due to the anticipated completion of the Phase 2 pit late in the fourth quarter and the associated cessation of San Miguel open pit mining activities. We conducted engineering and economic studies and confirmed the viability of the limited deepening of the Phase 2 pit, enabling a modest extension to the pit life. Stockpile processing is expected to commence as the ore supply from the open pit declines towards the end of the year. Recent plant scale test processing of certain transitional and lower grade sulphide stockpiles has resulted in an improvement in expected metallurgical performance. As a result of this work, and dependent on prevailing silver prices in 2017, stockpile processing would extend through to late 2017. Mine life extension remains a priority for Pirquitas as demonstrated by our 2016 planned expenditures at the Chinchillas project.

Exploration and development expenditures are forecast at $15 million for 2016. Planned expenditures related to the Pirquitas mine include $7.5 million at the Chinchillas project for pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. Expenditures at Marigold are forecast at

$4 million to continue Mineral Resource discovery and conversion at the 8 South area, complete the assay program over the Mackay pit for the remainder of the pit mine life and commence exploration on the Valmy property acquired in 2015. Approximately $1.5 million is planned for greenfields U.S. exploration activities, notably at the Perdito project. The remainder of the expenditures are attributable to property holdings being maintained in good standing with limited programs expected within our remaining exploration and development portfolio.

3.	BUSINESS OVERVIEW

Strategy
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of precious metal dominant projects located throughout the Americas and we have entered into an agreement (the “Arrangement Agreement”) to acquire Claude Resources Inc. ("Claude") which, subject to requisite approvals, will add a third operation and a second gold mine to our portfolio. Our focus is on safe profitable gold and silver production from our Marigold mine in Nevada, U.S. and our Pirquitas mine in Argentina, respectively, and, upon closing, a safe and successful integration of Claude.

Macro-economic environment
Our financial performance is impacted by both gold and silver prices. Precious metals prices in the first quarter of 2016 were comparable to the fourth quarter of 2015, with gold averaging $1,180 per ounce and silver averaging $14.80 per ounce, compared to $1,105 per ounce and $14.76 per ounce, respectively. However, gold and silver prices started the quarter lower and steadily improved through the first quarter of 2016, closing at $1,235 per ounce of gold and $15.38 per ounce of silver on March 31, 2016. Prices have further increased subsequent to quarter end.

The principal factor impacting precious metal prices was a weakening of the U.S. dollar against most currencies as expectations of further U.S. interest rate increases declined due to weaker forecasts for global growth, increased concern of prolonged weak Chinese growth and mixed economic performance in the U.S. These factors drove an increase in investor demand for precious metals and improved physical off-take. Continued economic uncertainty and global geographical tensions in the Middle East and Europe also had an impact on the commodity price environment.

The weaker U.S. dollar was particularly evident against the Canadian dollar as the Canadian dollar strengthened 7% during the first quarter. Currently our exposure to the Canadian dollar is limited to general and administrative expenditures, but will increase significantly upon the successful completion of the Claude acquisition.

West Texas Intermediate oil prices decreased in the first quarter of 2016 compared to the fourth quarter of 2015, from an average of $44.57 per barrel to an average of $36.06 per barrel; however, the oil price for both quarters closed at approximately $38.00 per barrel. Diesel is a significant consumable at our operations and the decline in diesel prices had a positive impact on our cost structure at both of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2017. Oil prices have increased subsequent to quarter end.

Following the removal of the restrictions on the foreign currency flows into and out of Argentina by the new Federal Government on December 18, 2015, the Argentine peso devalued by 52% in the remaining days of 2015 and further by 13% in the first quarter of 2016 and closed at 14.61 Argentine pesos for 1 U.S. dollar on March 31, 2016. While the weaker currency is positive for our operating cost, we expect the inflation rate in Argentina to somewhat offset the devaluation of the currency. Value added tax ("VAT") recovery remains a regulated, complex and, at times, lengthy collection process; however, we continued to recover VAT routinely during the first quarter of 2016. All of these factors positively impacted our business in Argentina during the quarter.

On February 12, 2016, the Federal Government of Argentina announced the removal of export duties on mineral concentrates. From that date, we are no longer recording an accrual in our cost of sales for export duties on silver concentrates sold or incurring export duties on zinc concentrates sold from our Pirquitas mine. We view the initiatives by the new Federal Government of Argentina as positive for conducting business in the country and specifically the mining industry, but we continue to fully assess the impact on our business.

Consolidated financial summary

Selected Financial Data (1)
	Three Months Ended March 31
	2016	2015
	$	$
Revenue	101,513	111,721
Income from mine operations	23,298	30,402
Operating income	14,614	21,275
Net income for the period	2,300	9,096
Basic income per share	0.03	0.11
Adjusted income before tax (2)	12,581	17,617
Adjusted net income (2)	9,023	6,783
Adjusted basic income per share (2)	0.11	0.08
Cash generated by operating activities	12,724	30,807
Cash used in investing activities	(5,844)	(38,214)
Cash used in financing activities	(1,069)	—

(1)	All values are presented in thousands of U.S. dollars, except per share values.

(2)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 12.

The decrease in quarterly revenue compared to the first quarter of 2015 was due to 2% lower realized prices of gold and 10% lower realized prices of silver combined with 13% fewer ounces of gold sold due to lower gold production, partially offset by an 11% increase in silver sales.

Income from mine operations in the first quarter of 2016 generated a gross margin of 23%, comparable to the 27% in the first quarter of 2015 due to the lower precious metals price environment being somewhat offset by lower cost of sales. Operating income in the first quarter of 2016 was positively impacted by lower general and administrative expenditures, partially offset by exploration costs at the Chinchillas project.

The lower prices of gold and silver have a direct impact on cash generated from operating activities. However, in the first quarter of 2016, the reduction in operating cash flow was principally due to working capital impacts which normalize over time. A significant increase in receivables due to timing of concentrate sales and reduction in accounts payable led to a $15.5 million net use of non-cash working capital. Cash used in investing activities was significantly lower in the first quarter of 2016 than in the first quarter of 2015 due to lower deferred stripping in the current period and the payment of the deposit to the Canada Revenue Agency made on February 26, 2015. We repaid a portion of the short-term debt in Argentina during the first quarter of 2016.

Corporate summary

On March 7, 2016, we entered into the Arrangement Agreement whereby we will acquire all of the outstanding common shares of Claude pursuant to a plan of arrangement (the "Transaction") to create a high-quality intermediate precious metals producer with assets in the Americas. Through the Transaction, we are adding a high quality, strong cash flowing gold operation located in Canada, one of the best places in the world to operate mines, and a large underexplored land position with significant exploration upside. In addition to increasing free cash flow generation, we expect the Transaction will result in enhanced credit quality and improved financial flexibility. With financial synergies and our strong balance sheet, we believe that the combined company will be well positioned to enhance value from our assets and pursue further growth opportunities. Closing of the Transaction is expected to occur on or about May 31, 2016, and is subject to receipt of all necessary approvals, including approval by the shareholders of each of Silver Standard and Claude at meetings to be held on May 18, 2016.

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Claude will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude share. Upon completion of the Transaction, existing Silver Standard and Claude shareholders will own approximately 69% and 31% of the combined company, respectively.

On March 31, 2016, we announced that we entered into an option agreement (the “Option Agreement”) to acquire a 100% interest in the Perdito gold project, located in Inyo County, California, as further discussed in section 5.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	March 31 2016	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Consolidated production and sales:
Gold produced (oz)	50,520	61,461	41,262	48,685	55,598
Silver produced ('000 oz)	2,639	2,588	2,576	2,443	2,732
Zinc produced ('000 lb) (1)	381	865	2,076	2,674	3,837

Gold sold (oz)	48,605	62,827	39,525	48,121	55,865
Silver sold ('000 oz)	3,223	1,943	2,819	2,623	2,909
Zinc sold ('000 lb) (1)	—	1,428	2,352	4,936	2,769

Cash costs ($/oz) - payable gold from Marigold mine (2)	719	727	719	717	612
Cash costs ($/oz) - payable silver from Pirquitas mine (2)	8.93	10.96	11.02	9.45	11.25

Gold equivalent production (oz) (3)	83,680	97,273	76,003	82,583	93,236

Realized gold price ($/oz) (2)	1,189	1,084	1,110	1,205	1,210
Realized silver price ($/oz) (2)	14.94	15.00	14.97	16.72	16.67

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (2,3)	715	746	765	702	695
AISC per equivalent gold ounce sold ($/oz) (2,3)	859	883	1,046	949	991

Financial data ($000s)
Revenue	101,513	90,592	77,191	95,818	111,721
Income (loss) from mine operations (4)	23,298	(20,485)	(7,396)	16,319	30,402

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metal sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)
Gold and silver equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines. We have not included zinc as it is considered a by-product.

(4)
Income (Loss) from mine operations for the quarters ended December 31, 2015 and September 30, 2015 include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2016	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Total material mined (kt)	17,291	18,560	18,425	19,051	18,556
Waste removed (kt)	11,611	13,788	11,242	14,163	14,861
Total ore stacked (kt)	5,680	4,772	7,183	4,888	3,695
Strip ratio	2.0	2.9	1.6	2.9	4.0
Mining cost ($/t mined)	1.45	1.54	1.65	1.48	1.57
Gold stacked grade (g/t)	0.47	0.48	0.43	0.33	0.59
Processing cost ($/t processed)	0.71	0.86	0.66	0.79	1.09
Gold recovery (%)	70.0	69.9	69.7	67.6	74.7
General and admin costs ($/t processed)	0.47	0.47	0.41	0.56	0.71

Gold produced (oz)	50,520	61,461	41,262	48,685	55,598
Gold sold (oz)	48,605	62,827	39,525	48,121	55,865

Realized gold price ($/oz) (1)	1,189	1,084	1,110	1,205	1,210

Cash costs ($/oz) (1)	719	727	719	717	612
AISC ($/oz) (1)	841	799	998	870	953

Financial data ($000s)
Revenue	57,742	67,936	43,836	57,958	67,566
Income from mine operations	11,227	7,902	7,288	15,395	26,954
Capital investments	8,796	3,641	8,931	5,255	4,768
Capitalized deferred stripping	1,435	—	—	—	12,543
Exploration expenditures (2)	1,102	731	1,944	1,978	1,551

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional Financial Measures” in section 12.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

We produced 50,520 ounces of gold in the first quarter of 2016, as expected and on target to meet our increased production guidance. Quarterly gold production generally reflects the quantity of recoverable gold stacked on leach pads in the preceding months. First quarter gold production reflects lower fourth quarter 2015 stacked ore tonnes as compared to the record stacked ore tonnes in the third quarter of 2015.

A total of 17.3 million tonnes of material was mined in the first quarter, slightly lower than the 18.6 million tonnes in the fourth quarter of 2015 due to moving more ore to the leach pads, our longest haul distances, and higher precipitation. Approximately 5.7 million tonnes of ore were delivered to the leach pads at a gold grade of 0.47 g/t, containing approximately 60,000 recoverable ounces of gold stacked during the quarter. The three haul trucks, purchased early in the first quarter, were commissioned ahead of schedule and began operating at the beginning of the second quarter. The strip ratio declined to 2.0:1 in the first quarter, a 31% reduction compared to the previous quarter, and ore tonnes reconciliation continued to be positive. Gold recovery was 70% in the first quarter of 2016, in line with the fourth quarter of 2015. The additional haul trucks, combined with the recoverable ounces of gold stacked during the quarter, will lead to increased production in the second half of 2016.

The construction of a new leach pad, budgeted for 2016, is underway and, once completed in the third quarter, is anticipated to benefit production later in the year.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include all costs of inventory, refining costs and royalties, of $719 per payable ounce of gold sold in the first quarter of 2016 were comparable to cash costs of $727 per payable ounce of gold sold in the fourth quarter of 2015. Costs per tonne mined decreased to $1.45 per tonne in the first quarter of 2016, 6% lower than in the fourth quarter of 2015 despite a reduction in total tonnes mined. Mining costs were positively impacted by lower diesel prices, lower operating supplies consumption and lower maintenance costs. Processing unit costs were also lower in the first quarter of 2016 than in the fourth quarter of 2015 principally due to higher ore tonnes combined with a decline in consumable commodity prices. General and administrative unit costs were comparable to the fourth quarter of 2015 as higher costs were offset by higher ore tonnes. Operational excellence remains a core activity at Marigold particularly focused on maintenance processes and practices.

AISC of $841 per payable ounce of gold sold in the first quarter of 2016 slightly increased from $799 in the fourth quarter of 2015, due to increased capitalized stripping and lower payable ounces sold.

Mine sales

A total of 48,605 ounces of gold was sold at an average price of $1,189 per ounce during the first quarter of 2016, a decrease of 23% from the 62,827 ounces of gold sold at an average price of $1,084 per ounce during the fourth quarter of 2015. The decrease in sales was a function of decreased gold production and higher quarter end gold inventory.

Exploration

The focus of our exploration program for 2016 is to convert Mineral Resources to Mineral Reserves and identify new Mineral Resources in and around existing Mineral Reserves. Drilling activities during the first quarter of 2016, were focused within the Terry Zone North (TZN), HideOut and 8 South pit extension (8Sx) areas. During the first quarter, we drilled a total of 11,860 meters in 54 reverse circulation drillholes.

Following up on the success we had with the re-assay of historic samples in 2015, pursuant to our assay program, we continued the project and have re-assayed an additional 25,504 samples during the first quarter. The results of the re-assay program are broadly in line with the results achieved in 2015.

Exploration activities at Marigold included a pre-faulting reconstruction of the geology over our entire land package. This work yielded significant interpretative conclusions which identified several near surface oxide targets. We plan to conduct exploration drilling on the Valmy property in the second half of 2016, subject to obtaining requisite permits and other approvals.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2016	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Total material mined (kt)	2,520	2,712	2,746	3,087	3,355
Waste removed (kt)	1,726	1,966	2,219	2,320	2,585
Ore mined (kt)	794	746	527	766	257
Strip ratio	2.2	2.6	4.2	3.0	3.4
Silver mined grade (g/t)	181	187	188	172	184
Zinc mined grade (%)	0.37	0.23	0.33	0.69	0.73
Mining costs ($/t mined)	2.97	3.78	3.94	3.39	2.90
Ore milled (kt)	418	421	410	347	379
Silver mill feed grade (g/t)	247	237	238	262	267
Zinc mill feed grade (%)	0.44	0.35	0.57	0.69	0.89
Processing cost ($/t milled)	13.58	20.60	21.53	22.69	21.46
Silver recovery (%)	79.7	80.8	82.0	83.7	83.7
Zinc recovery (%) (1)	24.1	27.0	40.1	50.9	51.4
General and admin costs ($/t milled)	5.68	8.09	8.13	10.62	8.39

Silver produced ('000 oz)	2,639	2,588	2,576	2,443	2,732
Zinc produced ('000 lb) (1)	381	865	2,076	2,674	3,837
Silver sold ('000 oz)	3,223	1,943	2,819	2,623	2,909
Zinc sold ('000 lb) (1)	—	1,428	2,352	4,936	2,769

Realized silver price ($/oz) (2)	14.94	15.00	14.97	16.72	16.67

Cash costs ($/oz) (2)	8.93	10.96	11.02	9.45	11.25
AISC ($/oz) (2)	9.67	12.78	12.68	11.78	12.56

Financial Data ($000s)
Revenue	43,771	22,656	33,355	37,860	44,155
Income (loss) from mine operations (3)	12,071	(28,387)	(14,684)	924	3,448
Capital investments	1,578	2,305	2,500	2,962	1,552
Capitalized stripping	—	—	—	—	—
Exploration expenditures	22	234	1,124	1,912	1,283

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of cash costs, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)
Income (loss) from mine operations for the quarters ended December 31, 2015, and September 30, 2015, include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the first quarter of 2016, slightly higher than production in the fourth quarter of 2015, due to higher silver mill feed grade. The lower zinc production is in line with our previously stated strategy to maximize payable silver recovery.

Ore was milled at a record average rate of 4,590 tonnes per day in the first quarter of 2016. The average silver grade of ore milled was 247 g/t, comparable to the 237 g/t reported in the fourth quarter of 2015, as the improvement in ore tonnes mined enabled higher grade tonnes to be milled selectively and lower grade tonnes to be stockpiled for processing at the end of the pit life. The average recovery rate for silver in the first quarter of 79.7% was comparable to 80.8% in the previous quarter. Zinc recovery to zinc concentrate was 24%, representing a 27% decrease over the previous quarter due to the expected decrease in zinc head grade. The zinc circuit was in operation for only 21 days in the first quarter of 2016.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, decreased to $8.93 per payable ounce of silver sold in the first quarter of 2016 from $10.96 per payable ounce of silver sold in the fourth quarter of 2015. Unit operating costs declined in all areas due to lower labour costs as a result of the devaluation of the Argentine peso and lower costs of commodity inputs including diesel. Processing costs per tonne further declined due to the cessation of the zinc circuit and associated costs during the majority of the quarter.

AISC of $9.67 per payable ounce of silver sold were lower in the first quarter of 2016 than the $12.78 per payable ounce of silver sold in the fourth quarter of 2015 due to lower cash costs and lower capital expenditure and exploration costs.

In April 2016, we completed the annual wage negotiations with the union. The negotiations were conducted without any impact or interruption to the operations.

Mine sales

Silver sales totaled 3.2 million ounces in the first quarter of 2016, a 66% increase from the fourth quarter of 2015, partially due to the timing of two shipments planned for December 2015, which left the port in early January 2016 and therefore moved revenue out of the fourth quarter of 2015 into the first quarter of 2016. There were no sales of zinc in the quarter, as we stockpiled tonnes to establish sufficient volumes to sell, compared to 1.4 million pounds of zinc sold in the fourth quarter of 2015.

Chinchillas project, Argentina

By the end of the first quarter of 2016, Golden Arrow Resources Corporation (“Golden Arrow”) completed 15,142 meters of diamond drilling in 115 core holes and initial geotechnical, hydrological and metallurgical studies. Golden Arrow has also commenced environmental baseline studies and community engagement programs. In the first quarter of 2016, we spent approximately $2.4 million, bringing total expenditures to date for the project to $6.1 million.

We expect to complete the relevant engineering studies to determine the economic viability of Chinchillas as a satellite mine feeding the Pirquitas plant and extending the life of that operation into the next decade. At this stage we expect to be able to make a decision as to whether we exercise our option and move forward with the project in the fourth quarter of this year.

As reported by Golden Arrow as of April 12, 2016, the Mineral Resources estimate for the Chinchillas project is shown below.

Chinchillas Measured & Indicated Mineral Resources (1)
Cut-off AgEq (g/t)	Mt	AgEq (2)	Ag	Pb	Zn	AgEq (2)	Ag	Pb	Zn
		(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlbs)	(Mlbs)
150 (3)	11	249	177	1.4	0.59	88	63	341	143
170 (3)	8.8	272	197	1.5	0.57	77	55	293	111

Chinchillas Inferred Mineral Resources
Cut-off AgEq (g/t)	Mt	AgEq (2)	Ag	Pb	Zn	AgEq (2)	Ag	Pb	Zn
		(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlbs)	(Mlbs)
150 (3)	2.2	195	110	1.3	1.08	14	8	63	53
170 (3)	1.4	216	122	1.5	1.09	10	6	47	34

Notes:

(1)
As of the date of this MD&A, Golden Arrow has not filed a technical report supporting this disclosure. Until such additional information is available, we have assumed the reported amounts are all Indicated Mineral Resources and not Measured Mineral Resources.

(2)
As reported by Golden Arrow in its News Release available at www.sedar.com under Golden Arrow's profile and at www.goldenarrowresources.com, the silver equivalent was calculated using the formula AgEq = Ag g/t + (Pb% * 36.09) + (Zn% * 36.09).

(3)	We have disclosed cut-off grades that reflect the range of cut-off grades we have historically used for mine planning purposes at the Pirquitas mine.

(4)
As discussed in the News Release, the Mineral Resources estimate was prepared by Golden Arrow in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the supervision of a qualified person. A qualified person of Silver Standard has not done sufficient work to classify these Mineral Resources as current, we are not treating this estimate as current and the estimate should not be relied upon.

(5)	As discussed in the News Release, Mineral Resources were estimated by Golden Arrow using metal prices of $19 per ounce of silver, $1 per pound of lead and $1 per pound of zinc.

(6)
All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. There is no assurance that all or part of the Inferred Mineral Resources can be upgraded to a higher category.

Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of March 31, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At March 31, 2016, we have accrued a liability totaling $67.1 million (December 31, 2015 - $65.6 million)

for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $6.3 million to $10.5 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation.

We continue to assess the implications of the elimination of the export duty on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

5.	REVIEW OF PROJECTS

Chinchillas Project, Argentina

The progress on the Chinchillas project is described in section 4.

Perdito Project, California, U.S.

On March 31, 2016, we announced that we entered into the Option Agreement to acquire a 100% interest in the Perdito project. The project is located 240 kilometers west of Las Vegas, Nevada in Inyo County, California and covers an area of approximately 5,780 hectares.

Under the terms of the Option Agreement, we will explore the Perdito project during a thirty-six month option period. The Option Agreement includes payments in the aggregate amount of $710,000 to maintain the option in good standing and exercise our right to earn a 100% interest in the Perdito project.

If we exercise our right to acquire the property, we will make annual pre-production payments to the owners in the amount of $250,000 beginning on the fourth anniversary of the date of the Option Agreement and will pay an additional $1,500,000 on commencement of commercial production. We will also grant to the owners a 3% net smelter return royalty on commercial production, subject to buy-down rights in our favour. We may terminate the Option Agreement at any time.

We completed an airborne survey on the project late in 2015 to aid drill targeting and we are in the process of obtaining state approvals for exploration works, including drilling. We have budgeted $1.5 million for drilling and field work at the project in 2016.

Other Projects

At our Pitarrilla project in Mexico, we are advancing scoping studies on underground options and continue to keep the properties in good standing and fulfill our community and other project related commitments.

At our San Luis project in Peru, we continue to progress strategies for community engagement and for advancing the project.

At our Berenguela project in Peru, we are continuing with conceptual engineering studies and metallurgical test work to evaluate development scenarios.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2016	2015				2014
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
							(restated) (1)	(restated) (1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	101,513	90,592	77,191	95,818	111,721	122,830	79,269	64,287
Income (Loss) from mine operations	23,298	(20,485)	(7,396)	16,319	30,402	12,996	6,258	11,022
Net income (loss) before tax	5,858	(60,353)	(62,556)	(3,316)	12,501	(56,788)	(17,600)	(10,057)
Net income(loss) after tax	2,300	(66,722)	(59,416)	(7,327)	9,096	(86,221)	(17,576)	(10,157)

Basic earnings (loss) per share	0.03	(0.83)	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)
Diluted earnings (loss) per share	0.03	(0.83)	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)

Cash and cash equivalents	217,634	211,862	200,017	217,228	175,595	184,643	135,174	102,162
Total assets	880,501	871,677	954,766	996,549	989,260	986,249	1,036,624	1,098,898
Working capital	354,999	340,883	373,068	379,767	358,288	368,948	363,948	427,544
Non-current financial liabilities	210,994	208,085	205,277	202,517	199,813	197,134	197,134	192,050

(1)	Restated for the change in exploration and evaluation costs accounting policy.

(1)
Income (loss) from mine operations for the quarters ended December 31, 2015, September 30, 2015, and December 31, 2014, include $23.6 million, $7.7 million and $11.3 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

The volatility in revenue over the past eight quarters has resulted from precious metal prices and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Silver prices decreased in the fourth quarter of 2014, remained at this lower level in the first half of 2015 and decreased further in the third and fourth quarters of 2015. Income (loss) from mine operations in the fourth quarter of 2014, and the third and fourth quarters of 2015 were affected by the non-cash write-down of inventory at the Pirquitas mine to its net realizable value ("NRV"). The loss from mine operations in the fourth quarter of 2015 was also impacted by $4.7 million of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented. In the first quarter of 2016, income from mine operations is a result of improved gold prices and high volume of silver sold as well as lower cost of sales per ounce at both mines.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions, impairments and metal prices. In the fourth quarter of 2014, and in the third and fourth quarters of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $51.6 million, $42.2 million and $38.7 million, respectively, against the carrying value of the Pirquitas mine.

Three months ended March 31, 2016 compared to the three months ended March 31, 2015

Net income for the three months ended March 31, 2016 was $2.3 million ($0.03 per share), compared to a net income of $9.1 million ($0.11 per share) in the same period of 2015. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the three months ended March 31, 2016, we recognized total revenues of $101.5 million, compared to $111.7 million recognized in the comparative period of 2015, the decrease primarily due to lower revenues at the Marigold mine.

•
At the Marigold mine, we recognized revenues of $57.7 million in the first quarter of 2016 from the sale of 48,500 payable ounces of gold, realizing an average price of $1,189 per ounce. In the first quarter of 2015, revenues were $67.6 million from the sale of 55,830 payable ounces of gold at an average realized price of $1,210 per ounce.

•
At the Pirquitas mine, we recognized revenues of $43.8 million in the first quarter of 2016, comparable to the $44.2 million recognized in the same period in 2015. Lower realized silver prices and no zinc sales were offset by higher volumes of silver sold in the first quarter of 2016 (3.1 million payable ounces of silver compared to 2.7 million payable ounces of silver) as certain shipments containing 0.5 million payable ounces planned for the fourth quarter of 2015 were recognized in the first quarter of 2016. Realized silver prices in the first quarter of 2016 averaged $14.94 per ounce, excluding the impact of period-end price adjustments, compared to $16.67 per ounce in the same period in 2015. In line with our mine plan, there were no zinc sales in the first quarter of 2016, compared to the 2.8 million pounds sold in the first quarter of 2015. At March 31, 2016, sales contracts containing 2.8 million ounces of silver were subject to final price settlement over the next four months. In the first quarters of 2016 and 2015, the valuation adjustments for shipments not yet settled were positive $2.2 million and $1.1 million, respectively.

Cost of sales

Cost of sales for the first quarter of 2016 was $78.2 million, compared to $81.3 million in the first quarter of 2015. Consolidated cost of sales were lower in the current period where a significant reduction at the Pirquitas mine was partially offset by an increase at the Marigold mine.

•
At the Marigold mine, cost of sales in the first quarter of 2016 was $46.5 million, generating income from mine operations of $11.2 million, equal to a gross margin of 19.4%. This compares to cost of sales of $40.6 million in the first quarter of 2015, generating an income from mine operations of $27.0 million and a gross margin of 39.9%. The decrease in the gross margin is partly due to lower realized prices per ounce of gold sold in the first quarter of 2016 than in the comparative period and also by higher cost of sales per ounce of gold sold. Cost of sales per ounce in the first quarter of 2016 was higher than in the comparative period largely due to significant capital stripping in the first quarter of 2015, shifting operating costs from cost of sales to capital expenditures.

•
At the Pirquitas mine, cost of sales in the first quarter of 2016 was $31.7 million, generating income from mine operations of $12.1 million, equal to a gross margin of 27.6%. This compared to cost of sales of $40.7 million in the first quarter of 2015, generating an income from mine operations of $3.4 million and a gross margin of 7.8%. The improved margin, despite a significant reduction in realized prices, was due to lower cost of inventory in the first quarter of 2016 compared to the first quarter of 2015. This cost reduction was due to lower operating costs following the significant devaluation of the Argentine peso, the elimination of export duties in February 2016 and lower depreciation following the impairment recorded in 2015.

Other operating costs

General and administrative expenses in the three months ended March 31, 2016, of $4.2 million were lower than the $5.2 million recorded in the three months ended March 31, 2015. Salaries and benefits and other head office expenses benefited from a weaker Canadian dollar and share based payments were lower in the first quarter of 2016 compared to 2015, due to relative share price performance.

Exploration and evaluation costs of $4.5 million for the three months ended March 31, 2016, were higher than the $4.0 million for the three months ended March 31, 2015. Elevated expenditures in the first quarter of 2016 related to drilling and evaluation work on the Chinchillas project as well as costs to evaluate the acquisition of Claude. In the first quarter of 2015, exploration and evaluation work was primarily performed at the Marigold and Pirquitas mines.

Non-operating items

During the first quarter of 2016, we recorded interest expense and other financing costs of $6.6 million compared to the $6.3 million recorded in the first quarter of 2015. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes issued in 2013 (the “2013 Notes”). We also incurred finance expense on discounts on the sale of our VAT credits in Argentina and from an Argentine peso-denominated local loan.

We recorded foreign exchange losses for the three months ended March 31, 2016 of $3.4 million compared to losses of $2.8 million in the three months ended March 31, 2015. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian dollars. During the three months ended March 31, 2016, this loss resulted from the Argentine peso and Canadian dollar weakening against the U.S. dollar. The Argentine peso continued to weaken against the U.S. dollar in the first quarter of 2016 following the removal of currency controls by the new Federal Government of Argentina in December 2015. In the first quarter of 2015, the Argentine peso devalued at a lower rate, however it was against a larger Argentine peso denominated net asset base.

Taxation

For the three months ended March 31, 2016, we recorded an income tax expense of $3.6 million compared to an income tax expense of $3.4 million in the three months ended March 31, 2015. The total income tax expense in the quarter consists of a current tax expense of $3.2 million and a deferred tax expense of $0.4 million. Income tax expense is primarily the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

The tax expense of $3.4 million for the three months ended March 31, 2015, was the result of profitable operations at the Marigold mine and concentrate and gold sales activities in Canada. Offsets to the income tax expense items include a reversal of certain deferred income tax liability from December 31, 2014, as well as the reversal of a prior year tax accrual.

Other comprehensive income

During the first quarter of 2016, we recognized gains of $6.2 million on marketable securities, compared to a loss of $11.3 million in the first quarter of 2015, primarily driven by valuation movements in our investment in Pretium Resources Inc.

7.	LIQUIDITY

At March 31, 2016, we had $217.6 million of cash and cash equivalents, an increase of $5.8 million from December 31, 2015. Our cash flows from operations of $12.7 million, were partially offset by $5.1 million of investments in plant and equipment and $1.4 million of capitalized stripping at the Marigold mine, which will benefit future periods.

At March 31, 2016, compared to December 31, 2015, our working capital position increased by $14.1 million to $355.0 million from $340.9 million. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at March 31, 2016, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $213.5 million was held in Canada and the United States. At March 31, 2016, we held $2.8 million cash in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

8.	CAPITAL RESOURCES
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and the 2013 Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust our capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of March 31, 2016, we were in compliance with externally-imposed financial covenants in relation to our $75 million senior secured revolving credit facility and had utilized $7.5 million of the facility to support a letter of credit.

As at March 31, 2016, we had 80,826,484 common shares outstanding and 3,631,956 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$28.78 per share.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 11, 2016, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,999,616
Stock options	3,616,210	5.83 - 28.78	1.72 - 6.89
Fully diluted	84,615,826

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives.

The risks associated with our financial instruments, and the policies on how we mitigate those risks, are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver and zinc concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.
We hedge a portion of our diesel consumption at the Marigold mine with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2016.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact comprehensive income.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at March 31, 2016, we have not entered into any derivatives to mitigate this risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2016. The closing of the acquisition of Claude in the second quarter of 2016 would materially increase our exposure to Canadian dollar operating cost risk.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and our Argentine peso-denominated loan facility in Argentina, because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2016.

b)	Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

c)	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at March 31, 2016, is included in section 7 of this MD&A.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the three months ended March 31, 2016.

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

	Q1	Q4	Q3	Q2	Q1
	2016	2015	2015	2015	2015
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	46,515	60,034	36,548	42,563	40,612
Add: Treatment and refining costs	61	54	39	41	43
Less: By-product revenue	(9)	(8)	(13)	(12)	(13)
Less: Depreciation, depletion and amortization	(11,687)	(14,513)	(8,192)	(8,102)	(6,447)
Cash costs	34,880	45,567	28,382	34,490	34,195

Sustaining capital expenditure	3,233	3,641	8,931	5,255	4,768
Exploration and evaluation costs (sustaining)	1,102	731	1,944	1,978	1,551
Reclamation cost accretion	158	157	156	137	128
Capitalized stripping costs	1,435	—	—	—	12,543
AISC	40,808	50,096	39,413	41,860	53,185

Pirquitas mine
Cost of sales (B)	31,700	51,043	48,039	36,936	40,707
Add: Treatment and refining costs	5,555	3,181	4,633	3,880	5,208
Less: By-product revenue	—	(186)	(1,206)	(3,884)	(2,047)
Less: Inventory NRV write-down	—	(19,922)	(7,716)	—	—
Less: Restructuring costs	—	(4,654)	—	—	—
Less: Depreciation, depletion and amortization	(8,165)	(8,022)	(11,610)	(12,570)	(9,912)
Less: Export duties on silver concentrate	(1,497)	(1,444)	(2,995)	(1,440)	(3,120)
Cash costs	27,593	19,996	29,145	22,922	30,836

Sustaining capital expenditure	1,578	2,305	2,500	2,962	1,552
Exploration and evaluation costs (sustaining)	—	234	1,124	1,912	1,283
Reclamation cost accretion	707	770	770	770	770
AISC	29,878	23,305	33,539	28,566	34,441

Cost of sales, per consolidated statement of (loss) income (A+B)	78,215	111,077	84,587	79,499	81,319

AISC (total for both mines)	70,686	73,401	72,952	70,426	87,626
General and administrative costs	4,361	4,274	5,700	7,203	5,164
Consolidated AISC	75,047	77,675	78,652	77,629	92,790

	Q1	Q4	Q3	Q2	Q1
	2016	2015	2015	2015	2015
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	48,500	62,685	39,500	48,100	55,830
Cash costs per gold ounce sold ($/oz)	719	727	719	717	612
AISC per gold ounce sold ($/oz)	841	799	998	870	953

Pirquitas mine
Payable ounces of silver sold (oz)	3,089,476	1,823,970	2,644,933	2,425,701	2,741,396
Cash costs per silver ounce sold ($/oz)	8.93	10.96	11.02	9.45	11.25
AISC per silver ounce sold ($/oz)	9.67	12.78	12.68	11.78	12.56

Realized gold price ($/oz)	1,189	1,084	1,110	1,205	1,210
Realized silver price ($/oz)	14.94	15.00	14.97	16.72	16.67

Precious metals equivalency
Equivalent payable gold ounces sold (1)	87,320	87,924	75,171	81,758	93,598
Cash costs per equivalent gold ounce sold ($/oz)	715	746	765	702	695
Consolidated AISC per equivalent gold ounce sold ($/oz)	859	883	1,046	949	991

(1) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold and Pirquitas mines. We have not included zinc as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to the consolidated financial statements:

	Three months ended March 31
	2016	2015
	$000s	$000s

Net income before tax per consolidated statement of income	5,858	12,501
Adjusted for:
Business acquisition and evaluation costs	602	—
Non-cash finance income and expense	3,794	3,180
Non-cash foreign exchange loss	2,344	1,679
Other items	(17)	257
Adjusted income before tax	12,581	17,617

Income tax expense per consolidated statement of income	(3,558)	(3,405)
Adjusted for:
Tax effects of asset impairment charges and write-downs	—	(3,760)
Other tax items	—	(3,669)
Adjusted income tax expense	(3,558)	(10,834)

Adjusted net income	9,023	6,783

Weighted average shares outstanding (000's), per consolidated statement of income	80,826	80,754

Adjusted basic income per share ($)	0.11	0.08

Additional GAAP financial measures - income from mine operations

Income from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories and restructuring provision, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating loss

Operating loss represents the income from mine operations less operating costs like general and administrative expenses, exploration and evaluation costs and impairment charges. This measure excludes foreign exchange and interest and other non-operating costs.

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the condensed consolidated interim statements of changes in shareholders' equity reflect this change.
Pronouncements affecting our financial statements presentation or disclosure

No new or amended IFRS pronouncements were adopted during the three months ended March 31, 2016.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2015.

14.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”) which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the expected closing of the acquisition of Claude and anticipated benefits from the Transaction; expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of VAT and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist, Exploration.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.